C21 Investments Announces Delay in Filing Annual Financial Results and Application for Management Cease Trade Order

VANCOUVER, May 30, 2022 - C21 Investments Inc. (CSE: CXXI and OTCQX: CXXIF) ("C21" or the "Company"), a vertically integrated cannabis company, today announced a delay in filing its audited annual financial statements and management discussion & analysis for the financial year ended January 31, 2022, and the CEO and CFO certificates, all as required by National Instrument 51-102 - Continuous Disclosure Obligations and National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings (collectively, the "Documents").

The Company previously announced that it is transitioning from International Financial Reporting Standards (IFRS) to accounting principles generally accepted in the United Stated of America (US GAAP) for its fiscal year end of January 31, 2022 (see news release dated November 18, 2021). The delay in filing the Documents is due to the Company's auditors requiring additional time to complete their audit of the annual financial statements for the financial year ended January 31, 2022, partially due to the Company's transition from IFRS to US GAAP accounting. Accordingly, the Company has informed the British Columbia Securities Commission (the "BCSC") of its anticipated delay in filing the Documents and has applied for a management cease trade order ("MCTO") from the BCSC pursuant to National Policy 12-203 - Management Cease Trade Orders ("NP 12-203"), pending the filing of the Documents, which MCTO would prohibit the Company's management from trading in the securities of the Company until such time as the Documents are filed. The MCTO will not affect the ability of any other shareholders of the Company to trade securities of the Company. There is no guarantee that a MCTO will be granted.

During the period of default and until the filing of the Documents, the Company intends to satisfy the provisions of the "alternative information guidelines" as set out in NP 12-203, including the requirement to file bi-weekly status reports in the form of news releases containing prescribed updating information. The Company intends to work diligently and expeditiously with its auditors and expects to file the Documents by June 9, 2022.

Until the Company has filed the Documents, members of the Company's management and other insiders are subject to an insider trading black-out. The Company confirms that, other than as disclosed in prior press releases and material change reports, there have been no material business developments since the filing of the Company's latest interim financial report. The Company is not currently subject to any insolvency proceedings.

For further inquiries, please contact:

Investor contact:	Company contact:

Investor Relations	Michael Kidd
info@cxxi.ca	Chief Financial Officer and Director
+1 833 289-2994	Michael.Kidd@cxxi.ca

About C21 Investments Inc.

C21 is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues with high-growth potential multi-market branded consumer packaged goods. The Company owns Silver State Relief and Silver State Cultivation in Nevada, including legacy Oregon brands Phantom Farms, Hood Oil and Eco Firma Farms. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada, additional information on C21 can be found at www.sedar.com and www.cxxi.ca.

Cautionary Statement:

Certain statements contained in this news release may constitute forward-looking statements within the meaning of applicable securities legislation. Forward-looking information in this news release may include statements about the expected  filing  of  the  Documents, the  Company's  continued  ability  to  satisfy  the information guidelines set out in NP 12-203, as well as the duration of the MCTO.

These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements.

The forward-looking statements contained in this news release are based on certain key expectations and assumptions made by the Company, including, without limitation, information based on the current state of the Documents, and  discussions  with  the  auditors  of  the  Company Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to risks and uncertainties arising from any delay in filing the Documents, the Company's ability to satisfy the requirements of NP 12-203, the revocation of the MCTO and replacement with a cease trade order, general business, economic, competitive, political and  social  uncertainties, the impact of the COVID-19 pandemic on the Company's operations, and other factors, many of which are beyond the control of the Company.

The forward-looking statements contained in this news release represent the Company's expectations as of the date hereof, and are subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

Neither the Canadian Securities Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.